July 18, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:    Rucha Pandit

Re:	Grove Collaborative Holdings, Inc.
Registration Statement on Form S-3
File No. 333-273271

Acceleration Request
Requested Date: July 20, 2023
Requested Time: 4:30 P.M., Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Grove Collaborative Holdings, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-273271 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 P.M., Eastern Time, on July 20, 2023, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.
We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Carlton Fleming of Sidley Austin LLP at (415) 772-1207 or cfleming@sidley.com.

Very truly yours,

/s/ Stuart Landesberg

Stuart Landesberg President and Chief Executive Officer Grove Collaborative Holdings, Inc.

cc:	Nathan Francis, General Counsel and Corporate Secretary Martin Wellington, Sidley Austin LLP Carlton Fleming, Sidley Austin LLP